MBC Investments Corporation

Bellevue Corporate Center

301 Bellevue Parkway, 3rd Floor

Wilmington, Delaware 19809

February 5, 2020

BNY Mellon ETF Trust

240 Greenwich Street

New York, New York 10286

Re:       Subscription for the Purchase of Shares of Beneficial Interest of BNY Mellon ETF Trust

Ladies and Gentlemen:

MBC Investments Corporation (hereinafter, “we”) hereby subscribes to purchase shares of beneficial interest (collectively, the “Shares”) of the following series of BNY Mellon ETF Trust (the “Trust”) in the aggregate amount of $100,000 as the initial capital of the Trust, as follows:

Fund	Number of Shares	Price per Share	Aggregate Price
BNY Mellon US Large Cap Core Equity ETF	2,000	$50.00	$100,000

We will purchase the Shares in a private offering prior to the effective date of the Form N-1A registration statement filed by the Trust under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended (the “1940 Act”). We will purchase the Shares for investment purposes and not with the intent of redeeming or reselling. We will purchase the Shares pursuant to Section 14 of the 1940 Act in order to provide the seed capital for the Trust prior to the commencement of the public offering of its Shares.

We consent to the filing of this letter as an exhibit to the Form N-1A registration statement of the Trust.

If you agree to these terms, please acknowledge your agreement and acceptance below.

Sincerely,

/s/Paul A Griffith

Name:  Paul A. Griffith

Title:  Vice President, MBC Investments Corporation

Agreed and accepted as February 5, 2020:

BNY Mellon ETF Trust

/s/David DiPetrillo

By:  David DiPetrillo

Title:  President